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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-48795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____04/01/07_____ AND ENDING_____03/31/08_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Research Capital USA Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

199 BAY STREET, SUITE 4500
_____
                (No. and Street)

TORONTO   ONTARIO   M5L 1G2
_____   _____   _____
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW C. SELBIE   416-860-7615
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
_____
                (Name – if individual, state last, first, middle name)

199 BAY STREET, SUITE 3300
COMMERCE COURT WEST, BOX 31   TORONTO   ONTARIO   M5L 1B2
_____   _____   _____   _____
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ANDREW C. SELBIE_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____RESEARCH CAPITAL USA INC._____ , as
of _____MARCH 31_, 20 08_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RESEARCH CAPITAL USA INC.
(A wholly owned subsidiary of Research Capital Corporation)

Financial Statements and Supplementary Information
(Expressed in U.S. dollars)

Year ended March 31, 2008
(with Independent Auditors' Report Thereon)



KPMG LLP
Chartered Accountants
Yonge Corporate Centre
4100 Yonge Street Suite 200
Toronto ON M2P 2H3
Canada

Telephone (416) 228-7000
Fax   (416) 228-7123
Internet   www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Research Capital USA Inc.

We have audited the accompanying statement of financial condition of Research Capital USA Inc. (the "Company") as of March 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Research Capital USA Inc. as of March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 21, 2008

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG
network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

RESEARCH CAPITAL USA INC.
Statement of Financial Condition
(Expressed in U.S. dollars)

March 31, 2008

Assets

Cash	$	886,299
Prepaid expenses		16,110
Income taxes recoverable		25,740
Investment (note 3)		115,980
	$	1,044,129

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	74,671
Due to parent company (note 2)		56,930
		131,601
Stockholder's equity:		
Authorized:		
Unlimited preference shares, issuable in series, no par value		
Unlimited common shares, no par value		
Issued:		
1 common share		101
Additional paid-in capital		539,900
Retained earnings		372,527
		912,528
	$	1,044,129

See accompanying notes to financial statements.

On behalf of the Board:

_____ Director

1

RESEARCH CAPITAL USA INC.

Statement of Income
(Expressed in U.S. dollars)

Year ended March 31, 2008

Revenue:	
Agency commission	$ 410,337
Principal trading	171,191
New issue commission	566,972
Unrealized gain on investment	27,750
Other	65,602
	1,241,852
Expenses:	
Trading and administrative services (note 2)	30,000
Regulatory fees	28,705
Audit fees	47,404
Other (note 2)	912,472
	1,018,581
Income before income taxes	223,271
Income taxes	119,965
Net income	$ 103,306

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended March 31, 2008

	Common stock	Additional paid-in capital	Retained earnings	Total
Stockholder's equity, beginning of year	$ 101	$ 189,900	$ 269,221	$ 459,222
Additional paid-in capital	–	350,000	–	350,000
Net income	–	–	103,306	103,306
Stockholder's equity, end of year	$ 101	$ 539,900	$ 372,527	$ 912,528

See accompanying notes to financial statements.

RESEARCH CAPITAL USA INC.

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended March 31, 2008

Cash flows from (used in) operating activities:	
Net income	$ 103,306
Adjustments to reconcile net income	
to net cash used in operating activities:	
Unrealized gain on investment	(27,750)
Change in non-cash operating items:	
Increase in income taxes recoverable	(25,740)
Increase in other assets	(6,527)
Increase in accounts payable and accrued liabilities	16,836
Decrease in due from parent company	(132,997)
Decrease in taxes payable	(92,111)
	(164,983)
Cash flows from financing activities:	
Additional paid-in capital	350,000
Increase in cash	185,017
Cash, beginning of year	701,282
Cash, end of year	$ 886,299
Supplemental cash flow information:	
Income taxes paid	$ 229,932

See accompanying notes to financial statements.

RESEARCH CAPITAL USA INC.

Notes to Financial Statements
(Expressed in U.S. dollars)

Year ended March 31, 2008

Research Capital USA Inc. (the "Company") was incorporated under the Canada Business Corporations Act on November 21, 2002.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers Inc. The Company computes its regulatory net capital under the basic method of the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). The Company's primary source of revenue is commission fees from securities trade executions for U.S. resident institutional clients. The Company clears all transactions with and for customers, on a fully disclosed basis, through its parent. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts pursuant to SEC Rule 15c3-3(k)(2)(i).

The Company is a wholly owned subsidiary of Research Capital Corporation (the "Parent"), a Canadian-owned investment dealer and member of the Investment Dealers Association of Canada and all major Canadian stock exchanges. Continuing operations of the Company are dependent on those of the Parent. The Company is located in Toronto, Canada.

1. **Significant accounting policies:**

    These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting polices are as follows:

    (a) Securities transactions:

    Customers' securities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

    (b) Foreign exchange translation:

    Monetary assets and liabilities of the Company that were denominated in foreign currencies were translated into U.S. dollars at an exchange rate prevailing at the year-end date. Transactions included in operations were translated at the average rate for the year. Exchange gains and losses resulting from the translation of these amounts were reflected in the statement of income in the year in which they occurred.

RESEARCH CAPITAL USA INC.

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended March 31, 2008

---

1. **Significant accounting policies (continued):**

    (c) Revenue recognition:

    (i) New issue commission revenue:

    New issue commission revenue is derived from sales in new issue deals originating through the Parent and is recorded on a trade-date basis.

    (ii) Agency commission:

    Commissions are recorded on a trade-date basis.

    (d) Investments:

    Investments are recorded at fair value. Fair value is based on quoted market prices for exchange-traded or over-the-counter securities. Where no market exists, fair value is determined based on management's best estimate. Realized and unrealized changes in fair value are recorded in the year the changes occur.

    (e) Income taxes:

    The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

    (f) Use of estimates:

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

RESEARCH CAPITAL USA INC.

1.   Significant accounting policies (continued):

(g) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities, being cash, accounts payable and accrued liabilities, approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments. The investment is recorded at fair value.

2.   Related party transactions and balances:

Under an operating agreement, the Parent provides certain administrative and trading functions on behalf of the Company in the normal course of business, which are recorded at the exchange amount, being the amount agreed to by the parties. During the year ended March 31, 2008, the total of such charges was $30,000.

The balance due to the Parent of $56,930 is non-interest bearing and due on demand.

The transactions with the Parent described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

Included in other expenses is a management bonus of $200,000 paid to the Parent.

3.   Investment:

The investment consists of 3,000 shares of common stock of the NASDAQ Stock Market, Inc. Such investment was acquired at a cost of $66,600 and is reflected on the statement of financial condition at estimated fair value of $115,980. These NASDAQ shares can be sold pursuant to the shelf registration statement and the related prospectus supplements filed by NASDAQ.

RESEARCH CAPITAL USA INC.

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended March 31, 2008

4. **Regulatory net capital requirement:**

The Company is subject under Rule 15c3-1 to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital, as defined under this rule. Under the aggregate indebtedness method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. As at March 31, 2008, the Company had net capital of approximately $853,281, which is $753,281 in excess of the required minimum net capital of $100,000. The ratio of aggregate indebtedness to net capital at March 31, 2008 was approximately 0.15.

5. **Concentrations of credit risk:**

Substantially all of the clearing and depository operations for the Company are performed by the Parent as clearing broker pursuant to an operating agreement. The Parent, as clearing broker, reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.

6. **Additional paid-in capital:**

During the year, $350,000 of capital was injected by the Parent into the Company.

RESEARCH CAPITAL USA INC.

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended March 31, 2008

Total stockholder's equity from statement of financial condition	$ 912,528
Deductions:	
Total non-allowable assets	41,850
Net capital before holdbacks	870,678
Deductions:	
Holdbacks	17,397
Net capital	**$ 853,281**
Basic net capital requirement:	
Greater of:	
(i) Minimum net capital required, based on aggregate indebtedness	$ 8,772
(ii) Minimum net capital	100,000
Net capital requirement	**$ 100,000**
Excess net capital	$ 753,281
Aggregate indebtedness	$ 131,601
Ratio of aggregate indebtedness to net capital	0.15

The calculation above does not differ materially from the computation the Company reported on its Focus II filed on April 23, 2008.

Schedule 2 - Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Year ended March 31, 2008

The Company is exempt from the requirements of Rule 15c3-3 pursuant to paragraph k(2)(i), since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



KPMG LLP   Telephone (416) 777-8500
Chartered Accountants   Fax   (416) 777-8818
Suite 3300 Commerce Court West   Internet www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of Research Capital USA Inc.

In planning and performing our audit of the financial statements of Research Capital USA Inc. (the "Company"), as of and for the year ended March 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

April 21, 2008

